UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 7, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Plaza de San Nicolás, 4

48005 Bilbao

Spain

(Address of principal executive offices)

Eduardo Ávila Zaragoza

Paseo de la Castellana, 81

28046 Madrid

Spain

Telephone number +34 91 537 7000

Fax number +34 91 537 6766

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

BBVA

Spanish Financial System Reform

Preliminary impacts of the 02/2012 Royal Decree on BBVA

Manuel González Cid, CFO

February 7th 2012

BBVA

Disclaimer

This document is only provided for information purposes and does not constitute, nor must it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. Nobody who becomes aware of the information contained in this report must regard it as definitive, because it is subject to changes and modifications.

This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to miscellaneous aspects, including projections about the future earnings of the business. The statements contained herein are based on our current projections, although the said earnings may be substantially modified in the future by certain risks, uncertainty and others factors relevant that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could condition and result in actual events differing from the information and intentions stated, projected or forecast in this document and other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not exactly as described herein, or if such events lead to changes in the stated strategies and estimates.

This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on form 20-F and information on form 6-K that are disclosed to the US Securities and Exchange Commission.

Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing Restrictions.

BBVA

Contents

1 Reform highlights

2 Impact on BBVA

3 Conclusions

BBVA

Main goals of the Reform

To improve confidence and access to capital

1 markets by the Spanish banking sector

To reactivate real estate market and credit supply

2 to the economy

To trigger the final round of Spanish system

3 consolidation

Likely to improve Spanish system risk premium and normalize funding costs

BBVA

Main measures of the Reform

Provisions and capital buffer on real estate exposures Incentives to accelerate system consolidation Mechanisms to financially support institutions Tight deadlines

BBVA welcomes these measures that will be very positive for the financial system and for the country

BBVA

Spanish Banking System: real estate exposure and current coverage

Current Non problematic 148 Bn coverage

0% Personal guarantee n/a and others 22 Bn

Land 73 Bn +31% Problematic 175 Bn Housing under development 15 Bn +27%

Finished housing 65 Bn +25%

Total problematic RE Exposure: 323 Bn assets: 175 Bn

Figures as of June 2011, Source: Presentation “Reforma del Sistema Financiero Español” (Ministry of Economy, February 2nd, 2012) 6

BBVA

Contents

1 Reform highlights

2 Impact on BBVA

3 Conclusions

BBVA

BBVA real estate exposure as of December 31st, 2011

Others and with

Housing under Finished TOTAL Land personal development housing Exposure guarantee

TOTAL REAL ESTATE ( Bn) 6.8 2.8 10.1 1.5 21.2

Performing Real Estate developers 1.6 1.6 4.6 0.6 8.4

Problematic Loans and Assets 5.2 1.2 5.5 0.9 12.8

Doubtful 1.4 0.6 1.4 0.4 3.7 Substandard 0.8 0.3 0.9 0.1 2.1 Foreclosures 3.0 0.4 3.2 0.4 7.0

BBVA exposure to real estate amounts to 9% of total domestic lending vs. 18% Spanish financial system average

Note: Finished housing foreclosures include foreclosed housing from households. 8

BBVA

BBVA current coverage and new coverage requirements

Current coverage

P&L

Others and

Housing under Finished TOTAL Land with personal development housing Exposure guarantee

Performing Real Estate developers———-Problematic Loans and Assets 31% 28% 23% 42% 28%

New Royal Decree Coverage

P&L Capital

Others and

Housing under Finished Housing under Land with personal Land development housing development guarantee

Performing Real Estate developers 7% 7% 7% 7%—-Problematic Loans and Assets

Doubtful 50% 25%

Substandard 60% 24%-50% 20% 24% 20% 15% (2) Foreclosures 50% 10%-50% (1)

(1): Finished housing foreclosures include foreclosed housing from households.

(2) Except on-going housing under development classified as substandard. 9

BBVA

Estimated impact of new provision requirements on 2012 P&L

( Bn) P&L Impact

31.12.2012 ADDITIONAL PROVISIONS (31.12.11 stock) New generic provision -0.59 Additional provisions (problematic assets) -2.22 Tax effect 0.84 TOTAL net amount -1.96

P&L MITIGANTS

2011 Generic provisions release 0.46 Tax effect -0.14

IMPACT NET OF TAXES (31.12.2011 stock) -1.64

EVOLUTION IN 2012

New provisions (gross of taxes and net of 7% generic) -0.30 2012 budgeted problematic assets provisions 0.70 Tax effect -0.12

Final Impact on 2012 P&L -1.36

Full impact to be absorbed by December 2012

BBVA

No changes in our plan to comply with EBA requirements under all scenarios

SCENARIO 2: SCENARIO 1: RD P&L IMPACT 100% RD P&L

ON 3 QUARTERS IMPACT ON 1H12 (from Q2)

Bn Bn

EBA Capital Buffer as of Dec. 2011 -1.0 -1.0

RD P&L impact on 1H12 -1.6 -0.5 Organic capital generation (1H12) 1.5 1.5 Roll out and other RWA measures 0.6 0.6 Reduction in capital requirements due to higher provisions 0.6 0.2

EBA Capital Buffer as of June 2012 0.1 0.8

BBVA will comfortably achieve EBA requirements, maintaining the sovereign buffer and without any additional measures on assets

BBVA

Surplus according to BoS “Capital Principal” even after new Royal Decree P&L and capital charges

BoS proforma “Capital Principal” ratio BBVA Group (%)

9.7% 0.85% 10.1% 8.37% (0.37% Capital -0.50% Add-on)

8% (minimum “Capital Principal”)

Dec. 2011 New RD P&L charge 2012e Organic Dec. 2012 pro-capital generation forma

• Significant capital surplus according to BoS “capital principal” even without considering organic capital generation during the year

• Timing of the capital add-on ( -1.2 Bn) likely to be 4Q12

BBVA

BBVA, less impacted than our peers by new measures…

Impact of new measures contained in the 02/2012 RD

50 Bn

15

10

4 Bn

25 1.2 0.6 2.2

System BBVA

Specific Provisions Generic Provisions Capital add-on

Impact for BBVA represents 8% of total impact for the system, vs. BBVA’s 12% average market share

Note: Figures gross of taxes. System figures as of June 2011. BBVA figures as of December 2011 13

BBVA

… due to our anticipation strategy

BBVA domestic lending market share evolution Exposure to problematic real estate assets

BBVA Group vs. financial sector (figures as of June 2011)

19% 30%

Peer 17 Peer 16 18% Peer 15

25% Peer 14

17% (%) Peer 13 16% 20% Peer 11 lending Peer 10 Peer 12 Peer 9

15% total 15% Peer 7Peer 8 14% / Peer 6 Peer 3 Peer 4

13% loans 10%

Peer 2 BBVA

12% Peer 1

11% Developer 5% 10% 0%

1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 0% 5% 10% 15%

Foreclosed assets / total lending (%)

BBVA lost nearly 7 p.p. of domestic lending market share during the decade of the credit boom

BBVA

Contents

1 Reform highlights

2 Impact on BBVA

3 Conclusions

BBVA

Conclusions

BBVA welcomes the new RD as it addresses the main problem 1 of the Spanish Financial system, representing a decisive step to reduce uncertainties

Combined with the liquidity measures of the ECB and 2 the structural reforms announced by the Spanish government, credit supply could be restored and margins normalized

Thanks to its lower exposure to RE and recurrent earnings, BBVA will 3 comfortably absorb the impact of the new regulation, maintaining the dividend policy and without additional measures on assets

4 New RD charges won’t impact our plans to meet EBA and BoS capital requirements, that will be comfortably achieved under all scenarios

BBVA

Spanish Financial System Reform

Preliminary impacts of the 02/2012 Royal Decree on BBVA

Manuel González Cid, CFO

February 7th 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 7, 2012	By:	/s/ Manuel Gonzalez CID
	Name:	Manuel Gonzalez CID
	Title:	Chief Financial Officer